Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Amarantus Bioscience Holdings, Inc. on Form S-3 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated April 3, 2015 with respect to our audits of the consolidated financial statements of Amarantus Bioscience Holdings, Inc. as of December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014 and December 31, 2013 appearing in the Annual Report on Form 10-K of Amarantus Bioscience Holdings, Inc. for the year ended December 31, 2014. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

New York, NY

May 4, 2015